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Exhibit 12.1

Marathon Oil Corporation
Computation of Ratio of Earnings to Combined Fixed Charges
and Preferred Stock Dividends
TOTAL ENTERPRISE BASIS—Unaudited
(Dollars in Millions)

	Year Ended December 31
	2004	2003	2002	2001	2000
Portion of rentals representing interest	$57	$63	$66	$54	$50
Capitalized interest, including discontinued operations	48	41	16	27	19
Other interest and fixed charges, including discontinued operations	279	270	316	349	375
Pretax earnings which would be required to cover preferred stock dividend requirements of parent	—	—	—	12	12

Combined fixed charges and preferred stock dividends(A)	$384	$374	$398	$442	$456
Earnings-pretax income with applicable adjustments(B).	$2,843	$2,422	$1,446	$3,365	$1,884
Ratio of (B) to (A)	7.40	6.48	3.63	7.61	4.12

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  Exhibit 12.1
Marathon Oil Corporation Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends TOTAL ENTERPRISE BASIS—Unaudited (Dollars in Millions)